Exhibit 99.1

Ambow Education Secures $1.3 Million International Licensing Deal for HybriU

CUPERTINO, California, October 7, 2024 -- Ambow Education Holding Ltd. (NYSE American: AMBO) (“Ambow” or the “Company”), an AI-driven educational technology company, today announced that it has entered into a $1.3 million non-exclusive, annually renewable licensing agreement with Inspiring Futures Pte. LTD. This agreement grants licensing authorization for the production of the HybriU AI UniBox and the sale of HybriU, a comprehensive AI-driven, plug-and-play educational solution, in international markets. The agreement aligns with Ambow’s mission to advance the future of education and empower educators and students globally.

“This partnership extends HybriU’s presence in the rapidly growing global digital education sector,” said Dr. Jin Huang, Ambow’s President, Chief Executive Officer, and acting Chief Financial Officer. “As more international partners join in the sale of HybriU, we can focus on expanding our presence in key U.S. markets, where we believe HybriU is currently the only available 5-in-1 total solution. It seamlessly integrates AI—empowering five key domains: teaching, learning, connectivity, recording, and management—along with lecture capture, immersive technology, and a comprehensive management platform designed specifically for the education sector. HybriU delivers a unified learning experience that transcends the boundaries of both online and offline education, bridges language and regional divides, and connects academia with industry.”

HybriU’s cutting-edge 3D solution includes 3D signal capture, recording, transformation, and remote display capabilities. It supports broadcasting life-sized 3D projections of professors in remote classrooms via a 3D LED wall, enabling a highly immersive learning experience. Learners can engage in their native language while interacting with the 3D content, making the platform accessible and effective across diverse linguistic and regional boundaries.

Based in Singapore, Inspiring Futures brings extensive experience in the education sector, with a strong focus on educational intelligence and network connectivity within Asian markets. The company is now looking to expand internationally, targeting regions with a growing demand for high-quality education and advanced technology integration. Through strategic partnerships and relationships with key stakeholders, Inspiring Futures aims to deliver innovative solutions while positioning itself as a trusted partner in the global education landscape.

About Ambow

Ambow Education Holding Ltd. is a U.S.-based, AI-driven educational technology company dedicated to empowering educational institutions, educators, and students through cutting-edge AI and connectivity solutions tailored specifically to the education sector. With our innovative HybriU technology and the operation of the prestigious New School of Architecture & Design in San Diego, California, Ambow is committed to delivering unmatched, personalized, and impactful career education services, alongside advanced AI-driven digital education technologies and solutions. For more information, visit Ambow’s corporate website at https://www.ambow.com.

Follow us on X: @Ambow_Education

Follow us on LinkedIn: Ambow-education-group

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.

E-mail: ir@ambow.com

or

Piacente Financial Communications

Tel: +1 212 481 2050

E-mail: ambow@tpg-ir.com